December 22, 2009

Roger Schwall, Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
Washington DC 20549

Re:	Auror Capital Corp
Preliminary Information Statement on Schedule 14C
Filed November 27, 2009, 2009
File No. 0-52664

Dear Mr. Schwall

We represent Auror Capital Corp. (“the Company”). We are in receipt of your letter dated November 27, 2009 to the Company and the following sets forth the responses to same:

(1)	Action: To Amend and Restate the Article of Incorporation, page 4

1.	We note your revised disclosure, which indicates that you plan to use the newly authorized shares to complete “certain anticipated acquisitions.” Please revise to disclose your current intentions or understandings to issue the additional authorized shares. In addition, disclose the number of shares authorized prior to this amendment to your articles of incorporation.

Answer:	The document has been revised to clarify that there are no certain anticipated acquisitions at this time. In addition, the document has been revised to disclose the number of shares authorized prior to this amendment.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Anslow & Jaclin, LLP